

November 19, 2013

<u>Via E-mail</u>
Michael A. Lalonde
Chief Executive Officer
Rubicon Minerals Corporation
800 West Pender Street
Suite 1540
Vancouver BC V6C 2V6
Canada

> **Re: Rubicon Minerals Corporation**
> **Form 40-F for the Year Ended December 31, 2012**
> **Filed March 18, 2013**
> **File No. 001-32292**

Dear Mr. Lalonde:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

> Sincerely,
>
> /s/Tia L. Jenkins
>
> Tia L. Jenkins
> Senior Assistant Chief Accountant
> Office of Beverages, Apparel, and
> Mining